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                              January 12, 2023

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, CA 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Post-Effective
Amendment No. 3 to Registration Statement on Form S-1
                                                            Filed December 29,
2022
                                                            File No. 333-250027

       Dear Joseph W. Turner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 to Registration Statement on Form S-1

       We may face potential claims from certain holders of our 2021 Class A Notes, page 24

   1. We note your response to our prior comment 1 and reissue in part. Our comment requested, in part,
contingent liability disclosures, as needed, associated with rescission rights of investors
related to the period of financial statement staleness as well as for possible insufficient
forward incorporation by reference language. Please provide us your analysis as to whether
you should provide contingent liability disclosure regarding the potential rescission
offer liability.
       Item 15. Recent Sales of Unregistered Securities, page II-2

   2. We note your response to our prior comment 3 and reissue in part. Please revise the table of recent sales of
unregistered securities to name the persons or identify the class of
 Joseph W. Turner
Ministry Partners Investment Company, LLC
January 12, 2023
Page 2
      persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at
(202) 551-3601
with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph W. Turner
                                                    Division of Corporation
Finance
Comapany NameMinistry Partners Investment Company, LLC
                                                    Office of Finance
January 12, 2023 Page 2
cc:       Randy Sterns, Esq.
FirstName LastName